March 31, 2009

Via EDGAR

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:

Spartan Stores, Inc.
Form 10-K for Fiscal Year Ended March 29, 2008, filed May 15, 2008
Form 10-Q for the Period Ended January 3, 2009, filed February 5,
       2009
Definitive Proxy on Schedule 14A, Filed June 27, 2008

Dear Messrs. Thompson and Phippen:

                    The Company acknowledges receipt of your comment letter dated March 27, 2009.

                    The Company and its auditors have begun reviewing your inquiry and preparing a response. The Company is confident that it will be able to provide a satisfactory response to all of the staff's questions and comments. The Company regrets, however, that it will not be able to provide a suitable response within the 10 business day period requested in your comment letter.

                    The Company's response will be delayed due to our year end closing process and the need to work with our auditors' national office prior to submitting a complete response.

                    The Company expects to submit its full response on or before April 30, 2009. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 878-8213, and my facsimile number is (616) 878-2775.

Very truly yours,

/s/ David M. Staples

David M. Staples Executive Vice President and Chief Financial Officer